Mail Stop 4561

January 28, 2008

Robert L. Levy
625 Madison Avenue
New York, NY 10022

> **Re: Centerline Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007, and**
> **September 30, 2007**
> **File No. 001-13237**

Dear Mr. Levy:

We have reviewed your response letter dated January 7, 2008, and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-K

Item 8 - Financial Statements and Supplementary Data, page 60

Note 1 – Summary of Significant Accounting Policies, page 69

C – Investment in Mortgage Revenue Bonds, page 71

1.   We have read and considered your response to comment one. Your proposed disclosure indicates that "Subsequent increases in the fair value of mortgage revenue bonds are included in other comprehensive income". In accounting for your other-than-temporary investments, tell us how you considered paragraph 19 of EITF 03-1 as it stipulates that the fair value of the investment would then become the new cost basis of the investment and should not be adjusted for subsequent recoveries in fair value.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Robert L. Levy
Centerline Holding Company
January 28, 2008
Page 2

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                                                Sincerely,

                                                Linda VanDoorn
                                                Senior Assistant Chief Accountant